Itaú Unibanco Holding S.A.

A Publicly Listed Company	CNPJ. 60.872.504/0001-23

Announcement to the Market

Trading of Own Shares for Treasury
Month: October 2013

1.
On November 18, 2004, in keeping with the best Corporate Governance practice, Itaú Unibanco Holding S.A. (“Itaú Unibanco”) voluntarily disclosed its “Operating Rules for the Trading of Own Shares for Treasury” (“Rules”).

2.	Item 2.1.3 of the “Rules” established the obligation to make monthly disclosure of the volumes of own shares traded on stock exchanges by Itaú Unibanco, and minimum, average and maximum prices.

3.	We inform capital markets entities that during the month of October 2013 Itaú Unibanco did not trade in its own shares for treasury stock.

4.	It should be kept in mind that in the year of 2013 we had already acquired 23,500,000 preferred shares at the average price of R$ 28.18.

We would point out that these acquisitions relate to the share buy-back program, which was effective until November 4, 2013, approved by the Board of Directors, authorizing the acquisition of up to 13.7 million common shares and 86.3 million preferred shares.

5.	We would remind readers that historical data is available on the organization’s Investor Relations site (www.itau-unibanco.com/ir).

São Paulo-SP, November 6, 2013.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer